FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number 0-50881

Nevsun Resources Ltd.

(Translation of registrant's name into English)

800 – 1075 West Georgia Street

Vancouver, British Columbia

Canada  V6E 3C9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F           Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No     X

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

DOCUMENTS INCLUDED IN THIS FORM 6-K

1.

Material Change Report & News Release for March 3, 2005

2.

Material Change Report & News Release for March 29, 2005

3.

Notice of Annual General Meeting

4.

Information Circular

5.

Report to Shareholders

6.

Proxy & Return Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Nevsun Resources Ltd.

Date: March 31, 2005

By:

/@/ Maureen D. Carse

Corporate Secretary

New Harena Massive Sulphide Deposit Discovered at Bisha, Eritrea

March 3, 2005

Nevsun Resources Ltd (NSU: TSX and AMEX) is pleased to announce that it has intersected a new massive sulphide mineralization at its Harena Prospect located 9.5 kilometers to the southwest of the Bisha Main Deposit. Diamond drilling of a coincident gravity anomaly, HLEM anomaly and gold in soil anomaly resulted in the first hole intersecting gossan mineralization from 33.0 to 51.0 meters and again from 55.0 to 62.0 meters. The hole ended at 88.0 meters. A second hole drilled 25 meters beneath the first hole and at -45o, intersected massive sulphide mineralization from 63.0 to 99.5 meters. A third hole drilled a further 25 meters below H002  and stepped back 50 meters on section, provided massive sulphide mineralization from 105.5 to 128.5 meters. The dip of the massive sulphide unit is interpreted to be steeply to the northwest.

The core for holes 1 and 2 have been logged and samples are ready for shipping to ALS Chemex in Vancouver for subsequent assaying. Results are expected in approximately 5 to 6 weeks.

Additional drilling on the same section is in progress. Further drilling will test the zone along strike and to depth in order to determine the overall configuration of the deposit.

The Harena prospect was initially identified as a small but prominent alteration feature on Landsat imagery. The 2003 airborne geophysical survey defined numerous airborne EM responses in the area but the Harena anomalies appear to sit as somewhat separate entities. Subsequent ground work indicates favorable geology and alteration associated with massive sulphide deposits and it is apparent that the area is stratigraphically the same as Bisha.

John Clarke, President of Nevsun states that "the discovery of a new massive sulphide zone some distance from the Main Bisha deposit is an exciting event and offers hope that other deposits may ultimately be found on Nevsun's property in the future. The similarities of the Harena gossan to those at Bisha are also encouraging and could mean that additional gold resources may be present. We need to await the assay results. The exploration team has done an excellent job in quickly defining this target and providing the Company with positive drill results"

Meanwhile, in respect to the Bisha Main deposit, a team of engineers from AMEC have arrived in Eritrea in order to advance the feasibility study on Bisha Main. Samples for metallurgical test work will be collected within the next week and then shipped to Canada for processing. Various aspects of the project dealing with environmental, geotechnical, mining, processing and infrastructure issues will be addressed by AMEC for subsequent inclusion in a final feasibility study.

AMEC has previously provided their independent resource estimate on the Bisha Main Zone, as announced by Nevsun in its October 18, 2004 news release, The Bisha Main VMS Deposit has three distinct zones, the oxide gold zone, supergene copper zone and the primary sulphide zones. The Indicated resource estimate for the surface oxide gold zone is 4.984 million tonnes averaging 6.51 g/t Au (using a 0.5 g/t Au cut-off grade) for a total of 1.04 million ounces of gold. The Indicated resource for the supergene copper zone totals 7.645 million tonnes averaging

3.47% Cu (using a 0.5 % Cu cut-off grade) for a total of 585 million pounds of copper. The primary sulphide zone is comprised of a primary zone and a zinc-rich zone, the latter containing an Indicated resource of 8.413 million tonnes grading 9.04 % Zn totaling 1.68 billion pounds of zinc and 1.12% Cu totaling 207.7 million pounds of copper (using a 2.0 % Zn cut-off grade).

As noted in the news release of October 18, 2004, the Bisha QA/QC program used to monitor the accuracy of the assay database was reviewed and verified by AMEC's Qualified Person, Douglas Reddy, P.Geo.  Mr. Reddy made a site visit to the Bisha Property in May 2004. Geological modeling was completed by Nevsun and AMEC.  Resource modeling was carried out using Vulcan 3D Software by Maptek Pty Limited by Ken Brisebois, P.Eng. also of AMEC and the QP for the resource model. The geological model was formulated by Nevsun under the supervision of Bill Nielsen, P.Geo. Nevsun's V.P. of Exploration.

Discussions with the Eritrean Government with respect to obtaining cellular telephone coverage at Bisha, improvement of local roads, approval to install high speed data transmission and voice satellite telephones and other pertinent issues are advancing in a positive way. The Government is displaying a strong desire to advance the Bisha Project to production.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Some of the statements contained in this release are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements.

NEVSUN RESOURCES LTD. "John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer Nsu05-06.doc	For further information, Contact: Maureen Carse (604) 623-4700 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com

N E W S R E L E A S E

INITIAL ASSAY RESULTS FROM NEVSUN'S 2005 DRILL PROGRAM AT THE BISHA MAIN GOLD/COPPER/ZINC VMS DEPOSIT, ERITREA

March 29, 2005

Nevsun Resources Ltd is very pleased to announce the initial assay results from the 2005 drilling program on its Bisha Main gold/copper/zinc VMS deposit located in western Eritrea. These results constitute the start of the Nevsun's 2005 drill program results from Eritrea.

The vast majority of the holes listed below were drilled to relatively shallow depths in order to extend known mineralized zones that had not been fully defined by previous drilling. Oxide and supergene copper mineralization were the primary targets. These results provide some growth potential to the Bisha Main oxide and supergene resources. They will allow the open pit mining profile for the Bisha feasibility study to be more fully delineated.

Highlights include:

Oxide Zone

Hole B-314 intersected 12.43g/t Au over 15.35 meters

Hole B-316 intersected 7.75g/t Au over 23.25 meters

Hole B-318 intersected 18.06g/t Au over 27.33 meters

Hole B-320 intersected 17.04 g/t Au and 367.9g/t Ag over 15.0 meters

Supergene

Hole B-313 intersected 7.5% Cu and 1.78g/t Au over 55.15 meters

Hole B-316 intersected 14.08% Cu and 0.78g/t Au over 35.5 meters

Hole B-318 intersected 5.91% Cu and 0.43g/t Au over 20.06 meters

Hole B-320 intersected 11.96% Cu and 0.88g/t Au over 26.65 meters

Hole B-323 intersected 98.22g/t Au and 327g/t Ag over 4.0meters

Oxide
Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Dip Collar	Section
B-311	25.2	33.5	8.30	5.00	4.70	0.16	0.66	0.13	-45	1715450
B-312	33.0	48.0	15.00	2.63	5.30	0.08	0.30	0.11	-45	1715475
B-313	30.0	40.5	10.50	8.10	216.60	0.17	1.64	0.16	-45	1715575
B-314	25.5	27.0	1.50	5.30	104.00	0.18	1.01	0.21	-45	1715575
B-314	32.65	48.0	15.35	12.43	0.05	0.41	0.09	0.81	-45	1715575
B-315	20.5	31.5	11.00	2.01	2.90	0.13	0.20	0.17	-45	1715575
B-316	21.0	44.25	23.25	7.75	31.50	0.15	1.09	0.12	-45	1715625
B-317	13.5	29.0	15.5	3.36	4.30	0.17	0.38	0.15	-45	1715625

B-318	19.37	46.70	27.33	18.06	97.30	0.19	0.91	0.18	-45	1715675
B-319	10.0	16.5	6.5	1.80	5.15	0.14	0.25	0.14	-45	1715675
and	39.0	48.0	9.0	2.90	10.00	0.04	0.23	0.10
B-320	37.5	52.5	15.0	17.04	367.90	0.12	0.41	0.01	-45	1715725
B-321	34.3	52.5	18.2	6.33	155.20	0.09	1.08	0.09	-45	1715725
B-323	28.5	47.0	18.5	5.10	7.50	0.09	0.07	0.90	-50	1716100
B-324	0.80	7.5	6.70	5.16	14.10	0.12	0.58	0.08	-45	1716025
B-326	40.5	45.0	4.5	2.46	57.00	0.08	0.01	0.01	-50	1716025

Supergene
Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Dip Collar	Section
B-313	40.5	95.65	55.15	1.78	70.80	7.50	0.71	0.45	-45	1715575
B-314	52.5	59.65	7.15	2.42	13.40	0.00	0.16	0.00	-45	1715575
and	59.65	65.35	5.7	0.26	14.50	4.16	0.02	0.01
B-316	44.25	49.5	5.25	7.89	149.70	0.12	1.10	0.02	-45	1715625
and	49.5	85.0	35.5	0.83	76.00	14.08	0.46	0.17	-45	1715625
B-317	54.0	57.0	3.0	1.42	2.50	0.01	0.05	0.01	-45	1715625
B-318	63.44	83.5	20.06	0.43	27.50	5.91	0.26	0.09	-45	1715675
B-320	52.5	56.85	4.35	1.91	97.59	0.10	0.22	0.02	-45	1715725
and	56.85	83.5	26.65	0.88	110.80	11.96	0.72	0.07
B-323	47.0	51.0	4.0	98.22	327.50	0.01	0.11	0.01	-50	1716100
B-326	45.0	86.5	41.5	0.66	16.80	3.99	0.03	0.02	-50	1716025

Primary
Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Dip Collar	Section
B-310	287.5	303.5	16.0	0.67	81.90	1.30	0.77	16.32	-65	1715450
and	319.0	344.8	25.8	0.93	402.00	1.95	0.02	0.54
B-316	92.5	100.0	5.45	0.89	7.80	0.67	0.00	0.06	-45	1715625
B-326	86.5	117.0	30.5	0.58	13.80	1.01	0.01	0.09	-50	1716025
B-327	203.5	211.9	8.4	0.71	61.20	0.67	0.42	7.94	-66	1715600

Hole B-310 targeted primary massive sulphides towards the south end of the deposit. Two distinct zones of massive sulphides were intersected, one being zinc rich while the other was more copper rich. The lower zone may represent a lower footwall lens that has not been previously identified. Future drilling will provide an opportunity to test this area where the deposit is interpreted to remain open to depth and along strike.

Holes B-322, B-325 and B-328 were testing the boundaries of the deposit and did not intersect any significant mineralization, however, they did contribute to a better understanding of the overall configuration of the deposit Hole B-328 was drilled to a depth of 430 meters. It has been lined so that it can be surveyed with downhole EM when the geophysical crew arrives at Bisha in early April.

Hole B-323 intersected a sulphide sand layer at the interface between the oxide zone and the massive sulphide zone. It assayed 98.22g/t Au over 4.0 meters.

It should be noted that in addition to the oxide intercept shown in the table above hole B-321 also intersected 4.5 meters of copper mineralization that assayed 0.90% Cu relatively close to the surface in the oxide layer. The copper is in the form of malachite and is seen relatively often in the near surface environment but has not been modeled.

The overall results of the infill program have been very positive with the average grade of the drill intersections being somewhat higher than the average grades estimated in the October 2004 Bisha resource model. Further drilling is in progress at the Bisha Main deposit testing the opportunities to depth for the primary sulphides.

Nevsun's current 2005 drill program includes Bisha concession VMS targets as well as epithermal gold targets at the adjoining Okreb concession. The Bisha concession VMS targets include Bisha Main (as reported in the current press release), the NW Zone (located 1.5km to the north west of Bisha Main) and the new Harena Zone (located 9km to the south west of Bisha Main). Assay results from the NW Zone and Harena will be reported separately. Ground mapping, geochemical surveys and mechanical trenching are currently in progress at Okreb.

Bill Nielsen, Vice-President of Exploration for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer Nsu05-07.doc	For further information, Contact: Maureen Carse (604) 623-4700 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com

Locations For Nevsun Resources Ltd. News Release dated March 29, 2005

339200 mE
339300 mE
339400 mE
339500 mE
339600 mE
1716100 mN
1716000 mN
1715900 mN
1715800 mN
1715700 mN
1715600 mN
1715500 mN
1715400 mN
B-323
B-324
B-326
B-325
B-322
B-320
B-321
B-318
B-319
B-316
B-317
B-328
B-313
B-314
B-315
B-327
B-312
B-311
B-310
2005 Drill Hole
Pre-2005 Drill Hole
Bisha Main Drill Program March 25, 2005.

Drill